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                                 Nexgenix, Inc.
                                  320 Commerce
                                Irvine, CA 92602

                                  May 18, 2000


Sent Via Facsimile (202) 942-9531
---------------------------------
and U.S. First Class Mail
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:  Mr. Steve Duvall and Ms. Dorine H. Miller

     Re: Nexgenix, Inc.: Registration Statement on Form S-1 (the "Registration Statement")
          File No.:  333-33238
          Filed on :  March 24, 2000

Dear Mr. Duvall and Ms. Miller:

     The undersigned, as Chairman and Co-Chief Executive Officer of Nexgenix, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

     Therefore, the Company hereby requests that the Registration Statement be withdrawn as soon as practicable. This will confirm that none of the securities covered by the Registration Statement have been offered or sold.

     Thank you for your courtesy and cooperation in this matter.

                                         Very truly yours,

                                         /s/ A. Rick Dutta
                                         ---------------------------------------
                                         A. Rick Dutta
                                         Chairman and Co-Chief Executive Officer


cc:  NASD